SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of August 1999
                            --------------------

                         THE DIALOG CORPORATION PLC
                      (formerly known as M.A.I.D plc)
           (exact name of registrant as specified in its charter)
                            --------------------

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)
                           ---------------------

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                        FORM 20-F |X|      FORM 40-F  |_|

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                             YES  |_|            NO  |X|


        On August 24, 1999, the Registrant issued a press release announcing operating results for the three month period ended June 30, 1999 and its interim results for the six months ended June 30, 1999.



                                 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 1, 1999            THE DIALOG CORPORATION PLC



                                   By:   /s/ David G. Mattey
                                         ----------------------------
                                          David G. Mattey
                                          Chief Financial Officer



                               EXHIBIT INDEX

Exhibit No.                 Description

99.1 Press Release, "Dialog Reports Improved Q2 Revenues, Reflecting Growth in New Web-Based Products and Technologies," dated August 24, 1999.